Mail Stop 3628

June 9, 2009

Via U.S. Mail and Facsimile (925-235-1096)

Mr. Chip Patterson
Senior Vice President and General Counsel
MacKenzie Patterson Fuller, LP
1640 School Street
Moraga, California 94556

        Re: **BellaVista Capital, Inc.**
               Soliciting Materials pursuant to Rule 14a-12
               Filed on June 2, 2009 by MacKenzie Patterson Fuller, LP
               File No. 000-30507

               Definitive Additional Materials
               Filed on June 5, 2009 by MacKenzie Patterson Fuller, LP

Dear Mr. Patterson:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments.

Soliciting Materials pursuant to Rule 14a-12

1.   In future filings, please include a Schedule 14A cover page when filing soliciting materials pursuant to Rule 14a-12. See Rule 14a-6(m) under Regulation 14A.

2.   In the first paragraph of this letter, you inform shareholders that you have received a "very positive response" to your prior solicitation materials. Please confirm that in the future you will refrain from making claims regarding the results of the solicitation. See Note (d) to Rule 14a-9.

Definitive Additional Materials

3.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide support for the following:

- your claim regarding the "inexperience" of the current BellaVista managers and directors; and
- your claim regarding the current directors' "failures and entrenchment."

4.   In the next definitive additional soliciting material filed by MPF, revise the description of Ms. Simpson to identify the name(s) of the institutions from which she earned the Masters of Science and Masters in Business Administration degrees.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266.

Sincerely,

David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions